UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                         HANGER ORTHOPEDIC GROUP, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   41043F208
-------------------------------------------------------------------------------
                                (CUSIP Number)


                               October 29, 2004
-------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)
             |X| Rule 13d-1(c)
             [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41043F208                    13G


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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     DSC Advisors, L.P.
     I.R.S. Identification No.:  38-3662495
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [ ]
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3.   SEC USE ONLY

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4.   Citizenship or Place of Organization

     Delaware
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Number of                         5.      Sole Voting Power
Shares
Beneficially                               0
Owned by                          ---------------------------------------------
Each                              6.      Shared Voting Power
Reporting
Person with                               1,103,900
                                  ---------------------------------------------
                                  7.      Sole Dispositive Power

                                          0
                                  ---------------------------------------------
                                  8.      Shared Dispositive Power

                                          1,103,900
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,103,900
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                        [ ]

-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

CUSIP No. 41043F208                    13G


-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Andrew G. Bluhm
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
5.   Citizenship or Place of Organization

     U.S. Citizen
-------------------------------------------------------------------------------
Number of                         5.      Sole Voting Power
Shares
Beneficially                               0
Owned by                          ---------------------------------------------
Each                              6.      Shared Voting Power
Reporting
Person with                               1,103,900
                                  ---------------------------------------------
                                  7.      Sole Dispositive Power

                                          0
                                  ---------------------------------------------
                                  8.      Shared Dispositive Power

                                          1,103,900
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,103,900
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 41043F208                    13G


Item 1.

         (a)      Name of Issuer:

         Hanger Orthopedic Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

         Two Bethesda Metro Center
         Suite 1200
         Bethesda, Maryland 20814

Item 2.

         (a)      Name of Person Filing:

         DSC Advisors, L.P. ("DSC") and
         Andrew G. Bluhm

         (b)      Address of Principal Business Office, or if none, Residence:

         900 N. Michigan Avenue, Suite 1900
         Chicago, Illinois  60611

         (c)      Citizenship:

         DSC is a limited partnership formed under the laws of the State of Delaware.

         Andrew Bluhm is a United States citizen.

         (d)      Title of Class of Securities:

         Common Stock, par value $0.01 per share (the "Common Stock")

         (e)      CUSIP Number:

         41043F208

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [ ]    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)   [ ]    Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)   [ ]    Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]    An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

         (f)   [ ]    An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

         (g)   [ ]    A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

         (h)   [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)   [ ]    A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)   [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)      Amount beneficially owned: 1,103,900

         (b)      Percent of class: 5.1%

         (c)      Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 0

                      (ii)  Shared power to vote or to direct the vote:
                            1,103,900

                      (iii) Sole power to dispose or to direct the disposition
                            of: 0

                      (iv) Shared power to dispose or to direct the disposition of: 1,103,900

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The shares of Common Stock reported in this statement are owned by Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), of which DSC is the investment manager. DSC Master Fund holds the shares of Common Stock for the accounts of Delaware Street Capital L.P., a Delaware limited partnership, Delaware Street Capital II, L.P., a Delaware limited partnership and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company. DSC is the investment advisor of DSC Master Fund and Andrew G. Bluhm is the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC. As a result of his indirect ownership interest in DSC, Mr. Bluhm may be deemed to control DSC and therefore may be deemed to hold dispositive power over such shares of Common Stock. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, Mr. Bluhm may be deemed to be the beneficial owner of, but hereby disclaims such beneficial ownership of, such shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             DSC ADVISORS, L.P.


                                             By: /s/ Prashant Gupta
                                                -----------------------------
                                                Name:  Prashant Gupta
                                                Title: Chief Financial Officer


                                             ANDREW G. BLUHM

                                              /s/ Andrew G. Bluhm
                                             --------------------------------



Dated: November 8, 2004

                                 EXHIBIT INDEX


A. Joint Filing Agreement, dated November 8, 2004, between DSC Advisors, L.P. and Andrew G. Bluhm

                                                                     Exhibit A


                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Hanger Orthopedic Group, Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of November, 2004.


DSC ADVISORS, L.P.


By: /s/ Prashant Gupta
   --------------------------------
   Name:   Prashant Gupta
   Title:  Chief Financial Officer


ANDREW G. BLUHM

 /s/ Andrew G. Bluhm
-----------------------------------